EXECUTION VERSION

Goldman Sachs & Co. LLC,

c/o Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282-2198

BofA Securities, Inc.,

c/o BofA Securities, Inc.

One Bryant Park

New York, New York 10036

Itau BBA USA Securities, Inc.,

c/o Itau BBA USA Securities, Inc.

540 Madison Avenue, 24th Floor

New York, New York 10022

Morgan Stanley & Co. LLC,

c/o Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

September 14, 2020

VIA EDGAR

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vitru Limited

CIK No. 0001805012

Registration Statement on Form F-1 (File No. 333-248272)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as underwriters of the offering referred to above, wish to advise you that approximately 2,900 copies of the Preliminary Prospectus dated September 8, 2020 and included in the Registration Statement on Form F-1, as filed on September 8, 2020, were distributed during the period from September 8, 2020 through the date hereof to prospective underwriters, dealers, institutions and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Vitru Limited for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 P.M. Eastern Time on September 16, 2020, or as soon thereafter as practicable.

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Very truly yours,

GOLDMAN SACHS & CO. LLC
BOFA SECURITIES, INC.
ITAU BBA USA SECURITIES, INC.
MORGAN STANLEY & CO. LLC

As representatives of the several underwriters listed in Schedule I to the Underwriting Agreement

GOLDMAN SACHS & CO. LLC

By:	/s/ Adani Illo
	Name:	Adani Illo
	Title:	Vice President, Latam Equity Capital Markets

BOFA SECURITIES, INC.

By:	/s/ Bruno Saraiva
	Name:	Bruno Saraiva
	Title:	Co-Head of IBK Brazil and
Head of ECM Brazil

ITAU BBA USA SECURITIES, INC.

By:	/s/ Roderick Sinclair Greenlees
	Name:	Roderick Sinclair Greenlees
	Title:	Managing Director

By:	/s/ Cassio Cambi Gouveia
	Name:	Cassio Cambi Gouveia
	Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Lúlica Batista Rocha
	Name:	Lúlica Batista Rocha
	Title:	Vice President

[Signature Page to Acceleration Request]